UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
☑    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-2328

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee
GATX Corporation
We have audited the accompanying statements of assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 26, 2010
Chicago, Illinois

EIN 36-1124040
Plan #002
GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments in Mutual Funds	$48,628,549	$39,592,728
Interests in Collective Trusts	50,785,460	45,075,935
Interest in GATX Stock Fund	21,486,937	23,880,590
Participant loans	1,554,675	1,584,868

Total investments	122,455,621	110,134,121
Employer contribution receivable	50,802	60,899

Assets available for benefits, at fair value	122,506,423	110,195,020
Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts	325,185	1,073,252

Assets available for benefits	$122,831,608	$111,268,272

See notes to financial statements.

EIN 36-1124040
Plan #002
GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions
Investment income:
Net investment gain (loss) from Mutual Funds	$7,492,438	$(19,926,077)
Net investment gain (loss) from Collective Trusts	5,943,717	(11,326,857)
Net investment loss from GATX Stock Fund	(391,792)	(2,936,580)
Interest and dividend income	1,910,097	2,773,732

	14,954,460	(31,415,782)

Employer contributions	1,389,872	1,351,120
Participants’ contributions	4,704,272	4,632,689
Rollover contributions	568,672	138,404
Transfer from GATX Corporation Hourly Employees Retirement Savings Plan	65,405	—

Total additions	21,682,681	(25,293,569)

Deductions
Benefit payments	(10,111,885)	(7,976,826)
Administrative fee	(7,460)	(6,560)

Total deductions	(10,119,345)	(7,983,386)

Net increase (decrease) in plan assets during the year	11,563,336	(33,276,955)
Assets available for benefits at beginning of year	111,268,272	144,545,227

Assets available for benefits at end of year	$122,831,608	$111,268,272

See notes to financial statements.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements
EIN 36-1124040
Plan #002
1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined-contribution plan established on July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Contributions
Each year participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
After a participant completes six months of service, the Company may contribute on behalf of the participant a matching contribution of $0.50 for each $1.00 contributed by the participant, up to 6% of the participant’s eligible compensation. At its discretion, the Company may suspend matching contributions or make additional matching contributions for eligible participants. All contributions are made in cash and are deposited semimonthly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of the Plan’s earnings (losses). Allocations are based on account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. All participant and Company contributions are participant directed.
Vesting
Participants are immediately 100% vested in their account balance.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment Options
Investment alternatives for participant contributions consist of the GATX Stock Fund, which is held in a master trust; the Fidelity Managed Income Portfolio II Fund (the Fidelity MIP Fund), the Pyramis Select International Small Capitalization Fund, the Northern Trust Global Investments (NTGI) S&P 500 Index Fund, the NTGI S&P 400 Index Fund, the Pyramis Small Capitalization Fund, and the Inflation Protected Bond Index Non-Lending Series Fund, which are all Common Collective Trusts; and selected mutual fund options available through Fidelity Management Trust Company.
Participants may change their investment allocations on any business day.
Benefit Payments
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment or installment payments. The portion of the participant’s account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).
Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant’s account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant’s account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants remain 100% vested in their account balances.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
New Accounting Pronouncements
In 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2009-1, Topic 105, Generally Accepted Accounting Principles, which identifies the FASB Accounting Standards Codification (the Codification) as the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification supersedes all non-Securities and Exchange Commission accounting and reporting standards. All future accounting standards will be issued in the form of Accounting Standards Updates. Generally, the Codification is not expected to change GAAP. The Plan adopted the provisions of the Codification as of December 31, 2009, and other than revisions to the Plan’s references to applicable accounting guidance, the adoption had no effect on the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Fair Value Measurements
As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three level hierarchy based on management’s judgment about the reliability of the inputs used in the fair value measurement. Level 1 measurements are those for which quoted prices are available in active markets for identical assets or liabilities. Level 2 measurements contain pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 measurements contain unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 measurement techniques typically include pricing models and discounted cash flow methodologies and significant management judgment is required.
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of assets available for benefits.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value of Financial Instruments
The following tables set forth the fair value of the Plan’s financial instruments, which are measured on a recurring basis, as of:

		Quoted Prices in
		Active Markets	Significant	Significant
		for Identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
Assets	2009	(Level 1)	(Level 2)	(Level 3)
Investments in Mutual Funds	$48,628,549	$48,628,549	$—	$—
Interests in Collective Trusts	50,785,460	—	50,785,460	—
Interest in GATX Stock Fund	21,486,937	—	21,486,937	—
Participant Loans	1,554,675	—	—	1,554,675

		Quoted Prices in
		Active Markets	Significant	Significant
		for Identical	Observable	Unobservable
	December 31	Assets	Inputs	Inputs
Assets	2008	(Level 1)	(Level 2)	(Level 3)
Investments in Mutual Funds	$39,592,728	$39,592,728	$—	$—
Interests in Collective Trusts	45,075,935	—	45,075,935	—
Interest in GATX Stock Fund	23,880,590	—	23,880,590	—
Participant Loans	1,584,868	—	—	1,584,868
The table below lists the summary of changes in the fair value of the Plan’s Level 3 assets for the years ended:

	December 31
	2009	2008
Balance at beginning of year	$1,584,868	$1,564,874
Additions	745,807	695,317
Repayments	(776,000)	(675,323)

Balance at end of year	$1,554,675	$1,584,868

Shares of mutual funds, which are traded on an active exchange, are valued at quoted market prices. Interest in the GATX Stock Fund is tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the GATX Stock Fund’s daily cash needs. Unitizing the GATX Stock Fund allows for daily trades into and out of the GATX Stock Fund. The value of a unit reflects the combined market value of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in the Fidelity Cash Reserves Fund. At December 31, 2009 and 2008, the value of a unit was $18.47 and $19.07, respectively.
Interests in collective trusts, excluding the Fidelity MIP Fund, are valued based on the closing net asset value prices quoted by the funds and represent the unitized fair values of the underlying securities held by the trusts, which are traded on an active exchange market. There are no unfunded commitments,

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value of Financial Instruments (continued)
restrictions on redemption frequency or advance notice periods required for redemption for any of the collective trusts.
The Fidelity MIP Fund contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. The Fidelity MIP Fund value is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable or can be corroborated by observable market data for substantially the full term of the assets. The Plan’s interest in the Fidelity MIP Fund is presented at fair value on the statement of assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
A summary of the fair value and contract value of the Plan’s interest in the Fidelity MIP Fund is as follows:

	December 31
	2009	2008
At fair value	$25,882,143	$26,447,578
At contract value	26,207,328	27,520,830
Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
5. Investments
Except for investments held in the GATX Stock Fund (see Note 6), the Plan held the following individual investments at fair value representing 5% or more of the Plan’s assets:

	December 31
	2009	2008
Fidelity Managed Income Portfolio II	$25,882,143	$26,447,578
NTGI S&P 500 Index	14,325,732	11,550,819
PIMCO Total Return Fund – Institutional Class	13,732,005	10,986,379
Eaton Vance Large Cap Value Fund (A)	10,235,769	9,288,226
T. Rowe Price Growth Stock Fund – Advisory Class	6,533,290	—

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
6. GATX Stock Fund
The GATX Stock Fund is held in a master trust, which includes assets of the Plan and of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan’s interest in the master trust is stated at the Plan’s equity in the net assets of the master trust at December 31, 2009 and 2008. All financial instruments held by the master trust are measured at fair value on a recurring basis. The carrying amounts of cash, other receivables and other payables approximate fair value due to the short maturity of those instruments.
A summary of the net assets and the changes in net assets of the GATX Stock Fund is as follows:

	December 31
	2009	2008
Assets
Cash	$231,364	$201,380
GATX common stock	22,052,429	24,459,270
Other receivables	28,722	37,938

Liabilities
Other payables	(10,000)	(10,367)

Net assets	$22,302,515	$24,688,221

	Year Ended December 31
	2009	2008
Additions
Transfers from participating plans	$2,671,189	$2,614,624
Interest and dividend income	27,240	40,013

	2,698,429	2,654,637

Deductions
Transfers to participating plans	(4,674,892)	(4,330,003)
Net realized and unrealized depreciation in fair value of common stock	(409,243)	(3,037,156)

Net decrease in trust assets	(2,385,706)	(4,712,522)
Net assets at beginning of year	24,688,221	29,400,743

Net assets at end of year	$22,302,515	$24,688,221

The Plan held a 96.3% and 96.7% interest in the Master Trust as of December 31, 2009 and 2008, respectively.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
7. Differences Between the Financial Statements and the Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Assets available for benefits at fair value, per the financial statements	$122,506,423	$110,195,020
Amount receivable from employer contributions	(50,802)	(60,899)

Assets available for benefits per Form 5500, Schedule H	$122,455,621	$110,134,121

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

	Year Ended December 31
	2009	2008
Total additions per the financial statements	$21,682,681	$(25,293,569)
Add: Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts at beginning of year	1,073,252	193,597
Less: Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts at year-end	(325,185)	(1,073,252)
Change in contributions receivable from GATX	10,097	(6,603)
Transfer from GATX Corporation Hourly Employees Retirement Savings Plan	(65,405)	—

Total income per the Form 5500, Schedule H	$22,375,440	$(26,179,827)

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:
	Year Ended December 31
	2009	2008
Total benefit payments per the financial statements	$10,111,885	$7,976,826
Amounts deemed distributions of participant loans	(319)	—

Total benefit payments per the Form 5500, Schedule H	$10,111,566	$7,976,826

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
9. Party-in-Interest Transactions
Transactions in shares of GATX common stock qualify as party-in-interest transactions under the provisions of ERISA. As noted in Note 1, Fidelity Management Trust Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

EIN 36-1124040
Plan #002
GATX Corporation Salaried Employees Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2009

	Shares/	Current
Identity of Issuer/Description of Issue	Units	Value
Fidelity Management Trust Company:
Fidelity Managed Income Portfolio II*	26,207,328	$25,882,143
GATX Stock Fund*	1,163,343	21,486,937
NTGI S&P 500 Index	1,749,174	14,325,732
PIMCO Total Return Fund – Institutional Class	1,271,482	13,732,005
Eaton Vance Large Cap Value Fund (A)	611,456	10,235,769
T. Rowe Price Growth Stock Fund – Advisory Class	237,488	6,533,290
Fidelity Diversified International Fund K*	192,919	5,397,880
NTGI S&P 400 Index	606,427	5,166,755
Pyramis Small Capitalization	560,088	4,626,328
Vanguard Target Return 2020	174,452	3,482,054
Alliance Bernstein International Value K	197,989	2,692,648
Vanguard Target Return 2010	81,815	1,678,836
Vanguard Target Return 2030	70,567	1,362,645
Vanguard Targeted Return Inc.	92,796	982,714
Vanguard Target Return 2040	40,014	762,262
Vanguard Target Return 2005	64,282	705,814
Pyramis Select International Small Capitalization	69,073	574,685
Vanguard Target Return 2015	42,754	483,544
Inflation Protected Bond Index Non-Lending Series	19,696	209,817
Vanguard Target Return 2035	17,851	207,426
Vanguard Target Return 2025	17,742	200,835
Vanguard Target Return 2045	10,540	126,689
Vanguard Target Return 2050	2,310	44,138
Participant loans (4% to 10% interest rates, various maturities)*		1,554,675

		$122,455,621

*	Party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN (Name of the Plan)
Date: June 29, 2010	/s/ James Conniff
James Conniff
Plan Administrator

EXHIBIT INDEX
The following exhibit is filed as part of this annual report:

Exhibit
23.1	Consent of Independent Registered Public Accounting Firm